FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2024

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly-Held Company With Authorized Capital

CNPJ No. 47.508.411/0001-56

NIRE 35.300.089.901

EXTRAORDINARY GENERAL MEETING

HELD ON SECOND CALL ON MAY 13, 2024

1             DATE, TIME AND PLACE: May, 13 2024, at 2 p.m., held exclusively digitally, through the Ten Meetings digital platform ("Digital Platform"), having been considered, therefore, to be held at the headquarters of Companhia Brasileira de Distribuição (“Company”), pursuant to the Resolution of the Brazilian Securities and Exchange Commission ("CVM") No. 81, of March 29, 2022, as amended ("CVM Resolution No. 81/22").

2                 CALL: Call notice published in the newspaper "Folha de S. Paulo", being (i) on first call in the copies of (i.a) March 30, 2024, page 5, (i.b) April 1st, 2024, page 12, and (i.c) April 2nd, 2024, page 10; and (ii) on second call in the copies of (ii.a) May 2nd, 2024, page 10, (ii.b) May 3rd, 2024, page 11, and (ii.c) May 4th, 2024, page 13, both with simultaneous disclosure of the documents on the page on the world wide web of that same newspaper, in accordance with articles 124 and 289, item I, of Law No. 6,404, of December 15, 1976, as amended ("Brazilian Corporation Law"). The documents required by CVM Resolution 81 and CVM Resolution No. 80, of March 29, 2022, as amended ("CVM Resolution 80"), were also available in full on the the CVM system and on the Company's Investor Relations page.

3                 MEETING BOARD: President: Fernanda Gomes Barjud Silva; and Secretary: Daniela Aranha de Araújo.

4       ATTENCENCE: Shareholders representing 40,97% (forty point ninety seven) of the shares of the Company, according to participation by means of distance voting ballots validated by the Company and attendance recorded through the Digital Platform, pursuant to Article 47 of CVM Resolution No. 81/22, thus demonstrating compliance with the legal quorum for the installation of this Meeting on second call, pursuant to article 135 of the Brazilian Corporation Law.

5             AGENDA: To resolve on the following matters: (i) amendment of Article 4 of the Company's Bylaws to reflect the capital increases approved at the Meetings of the Board of Directors held on March 13, 2024 and on March 29, 2024; (ii) amendment t of items (l), (m) and (o) of article 17 of the Company's Bylaws, to adjust the powers of the Board of Directors; and (iii) approval of the consolidation of the Company's Bylaws in order to incorporate the above amendments .

6             RESOLUTIONS: Initially, it was resolved unanimously by the attending shareholders that: (i) the reading dispensation of the Call Notice, of the Management’s Proposal (as defined below), as well as the consolidated and synthetic voting maps of the votes received by distance voting ballots, is dismissed in view of its wide dissemination; and (ii) the minutes of this Meeting be published with the omission of the present shareholders’ signatures, pursuant to Article 130, paragraph 2nd, of the Brazilian Corporations Act. Subsequently, the Secretary has informed the attendants that (i) the minutes of this Meeting shall be drafted in summary form, pursuant to Article 130, paragraph 1st, of the Brazilian Corporations Act and (ii) that protests, queries and dissenting requirements regarding the agenda under resolution should be submitted in writing to the presiding board, pursuant to Article 130, paragraph 1st, item “a”, of the Brazilian Corporations Act.

Clarifications provided, the President put the items on the Agenda to a vote, and the following resolutions were taken:

6.1.       By majority vote, according to the voting map contained in Annex I to these Minutes, the amendment to Article 4 of the Company's Bylaws was approved to reflect the capital increases approved at the meeting of the Board of Directors, held on March 13, 2024 and March 29, 2024, which will come into force with the following wording:

“ARTICLE 4 – The Company's capital stock is R$2,511,167,813.73 (two billion, five hundred and eleven million, one hundred and sixty-seven thousand, eight hundred and thirteen Reais and seventy-three cents), fully subscribed and paid in, divided into 490,174,859 (four hundred and ninety million, one hundred and seventy-four thousand, eight hundred and fifty nine) common shares, all of them registered, book-entry shares with no par value.”

6.2       By majority vote, according to the voting map contained in Annex I to these Minutes, the amendment of paragraphs (l), (m) and (o) of article 17 of the Company's Bylaws was approved, in order to adjust the powers of the Board of Directors, which will come into force with the following wording:

“(...)

(l) determine the amount of the employees' and management members' share in the Company's results, in compliance with the applicable legal provisions, the Bylaws, and the Profit-Sharing Plan in force;

(...)

(m) set the limit of shares to be and granted the scopeof the Stock Option Plans and the Company's share-based compensation plans previously approved at a General Meeting, when applicable;

(...)

(o) resolving on the acquisition, disposal, creation of encumbrances, liens of any assets, including real estates~~,~~ of the Company, or making any other investment by the Company that, in an individual or aggregate amount, over a quarter, in Reais currency, is higher than the amount equivalent to US$20,000,000.00 (twenty million US dollars) or higher than the amount corresponding to 5% (five percent) of the Company's shareholders' equity, as determined in the last consolidated financial statement disclosed by the Company, whichever amount is greater, except in the case of making investments or granting guarantees, endorsements or other guarantees in favor of companies directly or indirectly controlled by the Company, within the normal course of its business;”

6.3       By majority vote, according to the voting map contained in Annex I to these Minutes, the Company's Bylaws were consolidated to reflect the changes proposed above, which are included in these Minutes as Annex II.

7       DOCUMENTS FILLED: The following are filed at the Company's headquarters: (i) Call Notice; (ii) Management's Proposal and Participation Manual for this Meeting ("Management's Proposal"); (iii) Synthetic and consolidated voting maps; (iv) Remote voting ballots received directly by the Company; (v) voting guidelines received, numbered and authenticated by the bureau; and (vi) recording of the full text of this Meeting.

8       ADJOURNMENT. In compliance with Articles 22, paragraph 5 and 33, paragraph 4, both of CVM Resolution 80, the total number of approvals, rejections and abstentions computed in the voting of each item on the Agenda is indicated in Annexes I and II to these Minutes, which, for all intents and purposes, shall be considered as integral parts of these Minutes. As there was nothing further to discuss, the proceedings were closed and these minutes were drawn up, in summary form, read and found to be in accordance with and electronically signed. All shareholders connected to the Digital Platform were considered present and signed the minutes and the shareholders' attendance book, pursuant to article 47, paragraph 1, of CVM Resolution 81.

9       CERTIFICATE: This is a true copy of the original drawn up in the Minutes Book of the Company's General Meetings, pursuant to article 130, paragraph 3, of the Brazilian Corporation Law.

10       SIGNATURES: Meeting Board: President – Fernanda Gomes Barjud Silva; and Secretary – Daniela Aranha de Araújo. Shareholders in Attendance: Represented by: Guillaume Mihai Marie J. Michaloux: Segisor SAS; Obin Holdings Netherlands B.V. Represented by Lívia Beatriz Silva do Prado: JP Morgan Chase Bank; Alaska Permanent Fund; City Of New York Group Trust; College Retirement Equities Fund; Eaton Vance Management; John Hancock Funds Ii Emerging Markets Fund; John Hancock Variable Ins Trust Emerging Markets Value Trust; Moerus Global Value Fund Master (Cayman) Ltd; Northern Lights Fund Trust Iv - Moerus Worldwide Value Fund; Nuveen Multi-Asset Income Fund; The Board Of.A.C.E.R.S.Los Angeles,California; Tiaa-Cref Funds - Tiaa-Cref Emerging Markets Equity Fund; Ups Group Trust; Utah State Retirement Systems; Vanguard Funds Plc / Vanguard Esg Emerging Markets; Vanguard Funds Plc / Vanguard Esg Global All Cap U; Vanguard Investment Series Plc / Vanguard Esg Emer; Vanguard Inv Funds Icvc-Vanguard Ftse Global All Cap Index F; Vanguard Total World Stock Index Fund, A Series Of; American Heart Association, Inc.; Spdr S&P Emerging Markets Small Cap Etf; It Now Ibovespa Fundo De Índice; It Now Igct Fundo De Indice; It Now Ise Fundo De Indice; It Now Small Caps Fundo De Indice; Itau Caixa Acoes Fi; Itaú Governança Corporativa Ações Fundo De Investimento Sustentável; Itau Ibovespa Ativo Master Fia; Itau Index Acoes Ibrx Fi; Itau Small Cap Master Fundo De Investimento Em Acoes; Itaú Excelência Social Ações Fundo De Investimento Sustentável; Itaú Ibrx Ativo Master Fia; Itaú Index Ações Ibovespa Fi; Itaú Previdência Ibrx Fia; Itaú Quantamental Gems Master Ações Fundo De Investimento; Wm Small Cap Fundo De Investimento Em Ações; Moneda Luxembourg Sicav - Latin America Small Cap. Distance Voting Ballots: Leblon Itau Prev Fife Fia; Jose Carlos Goncalves Francisco; Rodolfo Costa Neves Francisco; Cc And L Q 140-40 Fund; Ccl Multi-Strategy Fund; Ccl Q Emerging Markets Equity Fund Lp; Ccl Q Market Neutral Fund; Ccl Q Us Equity Extension Fund; Ccl U.S. Q Market Neutral Onshore Fund Ii; Earnest Institutional Llc; Leblon 70 Brasilprev Fundo De Investimento Multimercado Fife; Leblon Acoes I Master Fia; Leblon Acoes Ii Master Fia; Leblon Icatu Previdencia Fim; Leblon Pipe Master Fia; Leblon Prev Fim Fife; Legal And General Assurance Pensions Mng Ltd; Southern Cal Ed C N F Q C Dc Mt S On P Vd N G; The Goldman Sachs Trust Company Na Collective Trust; Vanguard Emerging Markets Stock Index Fund; Vanguard Esg International; Vanguard F. T. C. Inst. Total Intl Stock M. Index Trust Ii; Vanguard Fiduciary Trt Company Instit T Intl Stk Mkt Index T; Vanguard Total International Stock Index Fd, A Se Van S F, Emer Mkts Core Eq Port Dfa Invest Dimens Grou.

São Paulo, May 13, 2024.

Meeting Board:

_________________________________	_________________________________
Fernanda Gomes Barjud Silva President	Daniela Aranha de Araújo Secretary

ANNEX I

TO THE MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON SECOND CALL ON MAY 13, 2024

Resolution 1	Description of the Resolution	Resolution Vote	No. of shares
1	Amendment of Article 4 of the Company's Bylaws to reflect the capital increases approved at the Meetings of the Board of Directors held on March 13, 2024 and on March 29, 2024.	Approve	200,671,529
		Reject	104,875
		Abstain	54,826
2	Amendment of items (l), (m) and (o) of article 17 of the Company's Bylaws, to adjust the powers of the Board of Directors.	Approve	187,748,709
		Reject	7,041,896
		Abstain	6,040,625
3	Approval of the consolidation of the Company's Bylaws in order to incorporate the above amendments.	Approve	193,776,350
		Reject	7,030,570
		Abstain	24,310

ANNEX II

TO THE MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON SECOND CALL ON MAY 13, 2024

CONSOLIDATED BYLAWS

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[Appendix follows on next page]

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

CNPJ No. 47.508.411/0001-56

NIRE 35.300.089.901

Publicly-Held Company With Authorized Capital

CHAPTER I

NAME, HEADQUARTERS, PURPOSE, AND DURATION

ARTICLE 1 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (the “Company”) is a corporation headquartered at Av. Brigadeiro Luis Antônio n. 3142, in the capital city of Sao Paulo, SP, Federative Republic of Brazil, which will henceforth be governed by these Bylaws, by Law no. 6.404 of December 15, 1976 (“Law no. 6.404/76”), as amended, as well as other legal provisions in force.

Sole Paragraph – With the Company's entry into the Novo Mercado of B3 S.A. – Brasil, Bolsa, Balcão ("B3"), the Company, its shareholders, including controlling shareholders, managers and members of the fiscal council, when established, are subject to the provisions of the Novo Mercado Regulation.

ARTICLE 2 – The Company's corporate purpose is the sale of manufactured, semi-manufactured or "in natura" products, whether of domestic or foreign origin, of any and all kinds and species, nature or quality, with the exploitation of the supermarket industry sector, which includes, but is not limited to, minimarkets, supermarkets and hypermarkets, as well as restaurants, snack bars and the like in the surroundings of the points of sales operated by the Company.

Paragraph 1 - The Company may also carry out the following activities:

(a)       the manufacturing, processing, handling, transformation, export, import, and representation of food or non-food products, on its own account or by third parties;

(b) the international trade, including of coffee;

(c) the import, distribution, and sale of cosmetic hygiene and toiletry products, perfumery, sanitizing and household cleaning products and food supplements;

(d) the general sale of drugs and medicines, pharmaceutical and homeopathic specialties; chemicals, accessories, dental articles, surgical instruments and appliances; the manufacture of chemical products and pharmaceutical specialties, which can be specialized, such as Drugstore or Allopathic Pharmacy, Drugstore or Homeopathic Pharmacy or Compounding Pharmacy for every specialty;

(e) the sale of petroleum products and derivatives, supply of fuels of any kind, including on gas stations, and may also provide technical assistance services, service workshops, repairs, washing, lubrication, sale of accessories and other related services, for any kind of vehicles;

(f) the sale of veterinary products, drugs, and medicines in general; veterinary office, clinic and hospital, and pet shop with bathing and grooming services;

(g) the rental of any recorded media;

(h) the provision of photographic, cinematographic, and similar studio services;

(i) the practice and management of real estate transactions, buying, promoting subdivisions and developments, leasing and selling its own and third-party real estates;

(j) act as a distributor, agent, and representative of merchants and industrialists established in Brazil or abroad and in such capacity, on behalf of the principals or on their own account to acquire, retain, own and make any transactions and operations in its self interest or of the principals;

(k) the exploitation of buildings and construction in all its forms, on its own or by third parties, the purchase and sale of construction materials and the installation and maintenance of air-conditioning systems, hoists, and cargo elevators;

(l) application of household sanitizing products;

(m)       the municipal, state, and interstate highway transportation of cargo in general for its own products and those of third parties, and also store and deposit them, and load, unload, organize and store third-parties' goods of any kind, as well as subcontract the services provided for in this subparagraph;

(n) activities of communication, general advertising and propaganda services, including bars, diners, cafeterias and restaurants, which may extend to other branches that are compatible or related to it, subject to any legal restrictions;

(o) the purchase, sale, and distribution of books, magazines, newspapers, periodicals and the like;

(p) carrying out studies, reviews, planning, and market research;

(q) carrying out tests to launch new products, packaging, and brands;

(r) developing strategies and carrying out reviews of the behavior of sales, special promotions and advertising in each segment;

(s) the provision of services related to food, meal, fuel, transportation vouchers, and other kinds of vouchers or purchase cards that result from activities related to its corporate purpose;

(t) the lease and sublease of its own or third-party chattel;

(u) the provision of services in the management area;

(v) to represent other domestic or foreign companies and take part as a partner or shareholder in the capital of other companies, whatever their form or purpose, and in business ventures of any nature;

(w) operate as an agent, broker, or intermediation of securities and tickets;

(x) exploration of the activity of a banking correspondent, including, but not limited to: (i) services related to collections, receipts or payments in general, securities, accounts or booklets, foreign exchange, taxes and on behalf of third parties, including those made by electronic means, automatic or by service machines and other activities arising from service agreements maintained by the Company with financial institutions; (ii) provision of collection, receipt or payment position; (iii) receipt and forwarding of proposals for the provision of credit cards; (iv) issuance of booklets, settlement forms, printed forms, and documents in general; and (v) supplementary services for the collection of registration data and documentation, as well as data control and processing;

(y) provision of parking, accommodation, and vehicle storage services;

(z) the import of beverages, wines, and vinegars;

(aa) trade in seeds and seedlings;

(bb) trade in telecommunications products;

(cc) the import, distribution, and sale of toys, metal pots, domestic ladders, baby strollers, party items, school items, tires, household electrical appliances, bicycles, monobloc plastic chairs, and light bulbs; and

(dd) exploitation of non-financial intangible asset management.

Paragraph 2 - The Company may provide sureties or guarantees in business of its interest, being forbidden those for mere favor.

ARTICLE 3 – The Company's term duration is indefinite.

CHAPTER II

CAPITAL STOCK AND SHARES

ARTICLE 4 – The Company's capital stock is R$2,511,167,813.73 (two billion, five hundred and eleven million, one hundred and sixty-seven thousand, eight hundred and thirteen Reais and seventy-three cents), fully subscribed and paid in, divided into 490,174,859 (four hundred and ninety million, one hundred and seventy-four thousand, eight hundred and fifty nine) common shares, all of them registered, book-entry shares with no par value.

Paragraph 1 - The shares representing the capital stock are indivisible in relation to the Company, and each common share entitles its holder the right to cast one vote at General Meetings.

Paragraph 2 - The shares will be in book-entry form and will be kept in deposit accounts in the name of their holders, at the authorized financial institution that the Company determines, and no certificates will be issued.

Paragraph 3 - The cost of services for transferring ownership of book-entry shares to be charged by the depositary financial institution may be passed on to the corresponding shareholder, pursuant to Article 35, paragraph 3 of Brazilian Law No. 6,404/76, subject to the maximum limits set by the Brazilian Securities and Exchange Commission (CVM).

Paragraph 4 - The Company may not issue preferred shares and founders' shares.

ARTICLE 5 - The Company is authorized to increase its capital stock up to the limit of 800,000,000 (eight hundred million) common shares upon resolution of the Board of Directors and regardless of any amendment to the Company's bylaws.

Paragraph 1 - The limit of the Company's authorized capital can be changed only upon a decision made by the General Meeting.

Paragraph 2 - The Company, within the limit of the authorized capital and complying with the plan approved by the General Meeting, may grant a stock option purchase plan to its management members, or employees, or even to individuals who provide services thereto.

ARTICLE 6 - Issuance of shares, subscription warrants, or debentures convertible into shares up to the limit of THE authorized capital, may be approved by the Board of Directors, excluding or reducing the time term for exercising the preemptive right, as provided for in Article 172 of Law no. 6,404/76.

Sole Paragraph - Except as provided for in the "caption" of this Article, shareholders will have the right of first refusal, in proportion to the number of shares held by them, to subscribe the Company's capital increases, and the exercise of this right will be governed by the applicable legislation.

CHAPTER III

GENERAL MEETING

ARTICLE 7 - The General Meeting is the meeting of the shareholders, who may attend it by themselves or by representatives appointed pursuant to the Law in order to resolve on matters of interest to the Company.

ARTICLE 8 – The General Meeting shall be called by the Chairman of the Board of Directors, or in his/her absence by the Vice-Chairman of the Board of Directors and shall have the following responsibilities:

i.	amend the Company's Bylaws;

ii.	elect or dismiss, at any time, the members of the Company's Board of Directors;

iii.	take, every year, the accounts submitted by the management members and resolve on the financial statements presented by them;

iv.	approve the issuance of shares, subscription bonuses, debentures convertible into shares of its own issuance or any bonds, securities, or other rights or interests that are exchangeable or convertible into shares issued by the Company itself, without prejudice to the competence of the Board of Directors as provided for in Article 5 and Article 17(g);

v.	decide on the appraisal of assets with which the shareholders contribute to the formation of the capital stock;

vi.	decide on the transformation, merger, acquisition (including acquisition of shares), split-up of the Company or on any other kind of restructuring of the Company;

vii.	decide on the dissolution and liquidation of the Company and to elect and dismiss the liquidator(s);

viii.	examine and approve the accounts of the liquidator(s); and

ix.	set the annual overall compensation of the members of the Company's management and the Fiscal Council, if established.

Sole Paragraph - The General Meetings will be established and chaired by any member of the Board of Directors or the Company's Board of Executive Officers or by employees of the Company who hold positions as officers, even if not statutory, who will choose, among those present, someone to act as secretary.

ARTICLE 9 - For any deliberation of the General Meeting, the approval of shareholders that represent at least the majority of votes of those present will be required, not counting the blank votes, subject to the exceptions provided for by law and in the applicable regulations.

ARTICLE 10 - The Annual General Meeting will have the responsibilities provided for by law and will be held within the first four months subsequent to the end of the fiscal year.

Sole Paragraph - Whenever necessary, the General Meeting may be established on an extraordinary basis, and may be held concurrently with the Annual General Meeting.

CHAPTER IV

THE MANAGEMENT

ARTICLE 11 - The Company's management will be the responsibility of the Board of Directors and the Board of Executive Officers.

Paragraph 1 - The management members will take office subject to the prior signing of their investiture term, which must include their agreement to the arbitration clause referred to in Article 38.

Paragraph 2 - The term of office of the Directors and Executive Officers will be extended until the moment their corresponding successors take office.

Paragraph 3 - Minutes of the Board of Directors' and Executive Officers' meetings will be recorded in a specific book, which will be signed by the attending Directors and Officers, as the case may be.

Section I

The Board of Directors

ARTICLE 12 – The Board of Directors is composed of at least 7 (seven) andat most9 ( <<nine) members, elected and dismissable by the General Meeting, with a unified term of office of 2 (two) years, reelection being allowed.

Paragraph 1: In case any position of Director becomes vacant, the Board of Directors will be responsible to elect a substitute to fill the position on a permanent basis until the end of the corresponding term of office. In the event of a simultaneous vacancy of most positions in the Board, the General Meeting shall be called to proceed to a new election.

Paragraph 2 - Out of the members of the Board of Directors, at least 2 (two) members or 20% (twenty percent) of them, whichever is greater, shall be independent directors, pursuant to the standards set forth by the 'Novo Mercado' listing Regulation, and the full data of those nominated to be independent members of the Board of Directors shall be deliberated at the General Meeting that elects such independent directors, being also considered as independent those member(s) of the Board of Directors elected as provided for in article 141, paragraphs 4 and 5 of Law 6.404/76 (Brazilian Corporations Act) in the event of existing a controlling shareholder.

Paragraph 3 - Whenever the application of the aforementioned percentage calculation results in a fractioned number of members, the Company must round it up and consider the immediate higher full number.

ARTICLE 13 – The Board of Directors shall have one (1) Chairman and up to one (1) Vice-Chairman, to be elected by the members of the Board of Directors at the meeting to be held immediately after the investiture of such members.

Paragraph 1 - The positions of Chairperson of the Board of Directors and of Chief Executive Officer of the Company cannot be held at the same time by the same person.

Paragraph 2 – In the event of a vacancy in the position of Chairman or impediment of the Chairman, the Vice-Chairman shall automatically undertake such position, remaining until the end of the respective term of office, or until a new appointment by the Board of Directors occurs.

Paragraph 3 - In the event of a vacancy in the position of Vice-Chairman, the Board of Directors shall appoint a substitute to the position to remain until the end of the respective term of office.

Paragraph 4 – In the event of the absence of the Chairman, the meetings of the Board of Directors shall be chaired by the Vice-Chairman.

Article 14 - The Board of Directors will meet on a regular basis at least six times a year to review the Company's financial results and other results, and to review and monitor the annual investment plan, and extraordinarily at any time, whenever required.

Paragraph 1 - The Chairperson or, in his/her absence, by the Vice-Chairperson, is responsible to call the meetings of the Board of Directors, either on his/her own initiative or upon the written request of any director.

Paragraph 2 - The meetings of the Board of Directors must be called by electronic means or by letter, at least 7 (seven) days before the date of each meeting, specifying the time and place for the first meeting and, case, on second call, and including the agenda. Any proposal and all documents required and related to the agenda must be made available to the Directors. The call for a meeting may be waived whenever all of the Board members in office are present at the meeting, or if the absent board members have previously agreed in writing with such waiver.

Paragraph 3 - The minimum quorum required to establish the Board of Directors' meetings is the presence of at least half of its acting members on first call, and any number of directors on the second call, considering as present also those represented as allowed for in these Bylaws.

Article 15: The Board of Directors' meetings shall be presided over by its Chairman and, in his/her absence, by the Vice-Chairman of the Board of Directors.

Paragraph 1: The resolutions of the Board of Directors shall be taken by a favorable vote of the majority of its members. The directors may attend meetings of the Board of Directors by conference call, videoconference or any other means of electronic communication that allows the identification of every director and his/her simultaneous communication with all other persons attending the meeting. In this case the directors should be considered to be present at the meeting and shall sign the corresponding minutes subsequently.

Paragraph 2- In case of absence or temporary impediment of any director, the absent Director may appoint, in writing, from among the other members of the Board of Directors, his or her substitute. In this case, the director acting as substitute of the absent or temporarily unable director, in addition to his/her own vote, shall cast the vote of the replaced director.

ARTICLE 16 - The Board of Directors must approve any change to its Internal Regulation or charter and will elect an Executive Secretary, who will be responsible for exercising the functions determined in the Internal Regulation, as well as issuing certificates and certifying, before third parties, the authenticity of the resolutions taken by the Board of Directors.

ARTICLE 17 - In addition to the authority set forth by law, the Board of Directors is responsible for:

(a)	setting forth the general guidance of the Company's businesses;

(b)	approve or amend the Company's investment plan;

(c)	electing and dismissing the Company's executive officers, determining their duties and designations;

(d)	supervising the management of the Executive Officers, and examining, at any time, the Company's books and papers, requesting information about contracts executed or in the way of being executed, and any other actions;

(e)	calling the General Meeting;

(f)	issuing its opinion on the Management's report, the accounts submitted by the Board of Executive Officers, and the Company's financial statements;

(g)	deciding on the issue of shares, subscription bonus, or debentures convertible into shares until the authorized capital limit, determining the corresponding price and the payment conditions;

(h)	choosing and dismissing independent auditors, subject to the recommendation by the Audit Committee;

(i)	issue an opinion on any proposal by the Board of Directors to the General Meeting;

(j)	authorizing the acquisition of shares of the Company itself for purposes of cancellation or keeping with its treasury, complying with the applicable standards;

(k)	developing, jointly with the Board of Executive Officers, and approving a profit-sharing plan for employees and management members of the Company and for granting additional benefits to employees and management members pegged to the Company's results ("Profit-Sharing Plan");

(l)	determine the amount of the employees' and management members' share in the Company's results, in compliance with the applicable legal provisions, the Bylaws, and the Profit-Sharing Plan in force;

(m)	set the limit of shares to be and granted the scopeof the Stock Option Plans and the Company's share-based compensation plans previously approved at a General Meeting, when applicable;

(n)	creating Committees, which will be responsible for preparing proposals or making recommendations to the Board of Directors, and determine their corresponding responsibilities as provided for in these Bylaws;

(o)	resolving on the acquisition, disposal, creation of encumbrances, liens of any assets, including real estates~~,~~ of the Company, or making any other investment by the Company that, in an individual or aggregate amount, over a quarter, in Reais currency, is higher than the amount equivalent to US$20,000,000.00 (twenty million US dollars) or higher than the amount corresponding to 5% (five percent) of the Company's shareholders' equity, as determined in the last consolidated financial statement disclosed by the Company, whichever amount is greater, except in the case of making investments or granting guarantees, endorsements or other guarantees in favor of companies directly or indirectly controlled by the Company, within the normal course of its business;

(p)	resolving on any financial transaction involving the Company, including the granting or borrowing of loans and the issue of non-convertible and debentures in excess of half the EBITDA (Earnings Before Interest, Tax Income, Depreciation and Amortization), as ascertained in the consolidated financial statements for the fiscal year prior to the corresponding transaction;

(q)	resolving on any association of the Company with third parties involving an individual or aggregate investment, during a fiscal year, exceeding the amount in Reais equivalent to US$ 20,000,000 (twenty million US dollars) or exceeding the amount corresponding to 1% (one percent) of the Company's net stockholders' equity at the time, as ascertained in its most recent balance sheets or quarterly financial statements, whichever amount is greater;

(r)	preparing and disclosing a reasoned opinion, whether favorable or contrary to the acceptance of any public offer for acquisition of shares that has as subject the shares issued by the Company, pursuant to the Novo Mercado Regulation; and

(s)	resolving on any change in the Company's dividend distribution policy.

Paragraph 1 – In the case of a resolution to be taken by the corporate bodies of the companies that are controlled by the Company, or in which the Company elects members of the Board of Directors or the Executive Board, it shall be incumbent upon the Board of Directors to direct the vote of the Company's managers, in the case of decisions taken at a general meeting, meeting of partners or equivalent body, or the vote of the managers elected or appointed by the Company for the management bodies of such companies, when the resolution falls under paragraphs (o), (p) and (q) of this Article, calculating the parameters referred to therein based on the most recent balance sheet or quarterly financial statement of the subsidiaries or investees.

Paragraph 2: The Board of Directors shall adopt a policy on transactions with related parties, and may establish limits, specific responsibilities, and procedures for such transactions to be approved.

Section II

Audit Committee and Other Advisory Areas to the Management

ARTICLE 18 - The audit committee, an advisory body subordinated to the Board of Directors, is composed of at least three (3) members, at least one (1) of whom is an independent director, and at least one (1) must have recognized experience in matters of corporate accounting.

Paragraph 1 - The same Audit Committee member may accumulate both characteristics referred to in the caption.

Paragraph 2 - The Audit Committee’s members, subject to the provisions of Article 20 and Chapter V of these Bylaws, must be elected by the Board of Directors and fulfill the applicable independence requirements provided for in the rules of the Brazilian Securities Commission and the New Market Regulation.

Paragraph 3 - The activities of the Audit Committee Coordinator are defined in its Charter as approved by the Board of Directors.

ARTICLE 19 - The Audit Committee’s members will be elected by the Board of Directors for a term of two (2) years, with reelection for successive terms being allowed, in accordance with the Audit Committee’s charter.

Paragraph 1 - During their terms of office, the Audit Committee’s members may only be replaced in the following cases:

(a)	death or resignation;

(b)	unjustified absence at three (3) consecutive meetings or at six (6) alternate meetings per year; or

(c)	reasoned decision by the Board of Directors.

Paragraph 2 - In the event of a vacancy in the position of Audit Committee’s member, the Board of Directors will be responsible for electing the person who will complete the term of the replaced member.

Paragraph 3 - Among other matters, the Audit committee is in charge of:

(a)	giving an opinion on the engagement and dismissal of independent auditors;

(b)	evaluating the management report, the financial statements, interim statements and the quarterly information of the Company, making such recommendations as it deems necessary to the Board of Directors;

(c)	monitoring the activities of the Company’s internal audit and internal controls area;

(d)	evaluating and monitoring the Company’s risk exposures;

(e)	evaluating, monitoring and recommending to management the correction or improvement of the Company’s internal policies, including the policy of transactions between related parties; and

(f)	having the means for receiving and handling information about non-compliance with legal provisions and norms applicable to the Company, in addition to internal regulations and codes, including the forecasting of specific procedures for protecting the provider and the confidentiality of information.

ARTICLE 20 - In case the Fiscal Council is convened pursuant to Law 6,404/76 and Chapter V below, the Audit Committee shall retain its powers, respecting the powers granted by law to the Fiscal Council.

ARTICLE 21 - The Board of Directors may establish other Committees, with the composition that it determines, which will have the function of receiving and analyzing information, preparing proposals or making recommendations to the Board of Directors, in their specific areas of activity, as may be established in their internal regulations, to be approved by the Board of Directors.

Sole Paragraph - The members of the Committees created by the Board of Directors shall have the same duties and responsibilities as the management members.

Section III

Board of Executive Officers

ARTICLE 22 - The Board of Executive Officers will be composed of at least two (2) and at most fourteen (14) members, stockholders or not, residents in the country, elected and removable by the Board of Directors, with one (1) necessarily indicated for the position of Chief Executive Officer and one (1) necessarily indicated for the position of Investor Relations Officer and the other Vice Chairpersons and Officers.

Sole Paragraph - The term of management of the members of the Board of Executive Officers is 2 (two) years, and reelection is allowed.

ARTICLE 23 - The Officers shall exercise the general functions described in these Bylaws and those that are assigned to them by the Board of Directors, maintaining mutual collaboration and assisting each other in the exercise of their positions and functions.

Paragraph 1 - The duties and specific designations of each one of the Officers will be determined by the Board of Directors.

Paragraph 2 - In the cases of temporary or definitive vacancy, absence, license, prevention or removal, the Officers will substitute each other as follows:

(a)	in the event of the absence or temporary prevention of the Chief Executive Officer, the Chief Executive Officer shall appoint a person to replace him and, in the event of a vacancy, the Board of Directors shall elect a replacement within thirty (30) days, who shall complete the term of office of the replaced Chief Executive Officer;

(b)	in case of absence or temporary prevention of the other Officers, they shall be replaced by the Chief Executive Officer and, in case of vacancy, the Board of Directors shall elect a replacement within thirty (30) days, who shall complete the term of office of the replaced Officer.

ARTICLE 24 - The Board of Executive Officers shall meet when convened by the Chief Executive Officer, or when convened by half of the acting Officers.

Sole Paragraph - The minimum “quorum” for the convening of the meetings of the Board of Executive Officers is at least 1/3 (one third) of its members in office, and its decisions will be taken by majority vote of those present. In the event of a tie in the resolutions of matters subject to the approval of the Board of Executive Officers, such matter shall be submitted to the approval of the Board of Directors.

ARTICLE 25 - In addition to the duties and responsibilities that may be assigned to it by the General Meeting and the Board of Directors, the Board of Executive Officers is responsible, without prejudice to other legal duties:

(i)	directing the corporate business and to enforce these Bylaws

(ii)	complying with the corporate purpose;

(iii)	approving the plans, programs and general rules of operation, management and control in the interest of the Company’s development, subject to the guidelines established by the Board of Directors;

(iv)	preparing and presenting to the Annual General Meeting a report on the Company’s business activities, including the Balance Sheet and Financial Statements legally required for each fiscal year, as well as the respective opinions of the Fiscal Council, when applicable;

(v)	directing all the Company’s activities, giving them the guidelines established by the Board of Directors and appropriate to the achievement of its objectives

(vi)	proposing investment plans and programs to the Board of Directors;

(vii)	authorizing the opening and closing of branches, agencies, offices, warehouses and/or the establishing delegations, offices and representations anywhere in Brazil or abroad;

(viii)	expressing an opinion on matters on which the Board of Directors may request specific appraisal; and

(ix)	jointly with the Board of Directors, developing and executing the Profit-Sharing Plan.

ARTICLE 26 - In particular, the Chief Executive Officer is in charge of:

(a)	planning, coordinating, directing and managing all of the Company’s activities, exercising executive and decision-making functions;

(b)	exercising general supervision of all the Company’s business, coordinating and guiding the activities of the other Executive Officers;

(c)	convening and constituting the meetings of the Board of Executive Officers;

(d)	coordinating and conducting the process of approval of the annual/multi-annual budget and of the investment and expansion plan with the Board of Directors; and

(e)	suggesting nominations and respective candidates for positions on the Company’s Board of Executive Officers and submitting such suggestion for approval by the Board of Directors.

ARTICLE 27 - Any other Officers are responsible for assisting the Chief Executive Officer in all tasks that he assigns to them, carry out the activities relating to the functions that have been granted to them by the Board of Directors and perform all acts necessary for the regular operation of the Company, provided that authorized by the Board of Directors.

ARTICLE 28 - The Officers will represent the Company whether as plaintiff and defendant, both in and out of Court and before third parties, performing and signing all acts that bind the Company.

Paragraph 1 - In acts of appointing attorneys-in-fact, the Company shall be represented by two (2) Officers, jointly. The powers of attorney on behalf of the Company must contain a validity term, except for those for judicial purposes, in addition to the description of the powers granted, which may encompass any and all acts, including those of a banking nature.

Paragraph 2 - For acts implying the acquisition, encumbrance, or disposal of assets, including real estate, as well as the acts of appointing attorneys-in-fact for such practices, the Company must be represented by two (2) Officers or one (1) Officer and one (1) attorney-in-fact, jointly.

Paragraph 3 - The Company shall be deemed obliged when represented:

(a)	jointly by two (2) Officers;

(b)	jointly by one Officer and one attorney-in-fact, appointed pursuant to these Bylaws;

(c)	jointly by two attorneys-in-fact, appointed pursuant to these Bylaws; or

(d)	individually, by an attorney-in-fact or by an Officer, in special cases, when so designated in the respective power or attorney and in accordance with the extent of the powers contained therein.

CHAPTER V

FISCAL COUNCIL

ARTICLE 29 - The Company will have a non-permanent Fiscal Council, composed of three (3) effective members and an equal number of alternates.

Paragraph 1 - The Fiscal Council will only be established upon the request of the Company’s stockholder(s), in compliance with the applicable legislation.

Paragraph 2 - The Fiscal Council, if established, shall approve its internal regulation, which shall establish the general rules of its operation, structure, organization and activities.

Paragraph 3 - The investiture of the Fiscal Council members will be subject to the prior signature of the investiture deed, which must contemplate their subjection to the arbitration clause under Article 38.

CHAPTER VI

FISCAL YEAR AND FINANCIAL STATEMENTS

ARTICLE 30 - The fiscal year will end in December 31 of each year, when the balance sheet and the financial statements required by current legislation will be prepared.

ARTICLE 31 - The Company may, at the discretion of the Board of Executive Officers, prepare quarterly or half-yearly balance sheets.

CHAPTER VII

PROFIT DISTRIBUTION

ARTICLE 32 - Once the balance sheet is prepared, the following rules will be observed regarding the distribution of the result calculated:

(i)	the accumulated losses and the provision for Income Tax will be deducted from the results for the year, before any participation;

(ii)	after deduction of the portions described in item (i) above, an amount to be distributed as participation of the employees and managers in the Company’s results, as determined by the Board of Directors in compliance with the Profit-Sharing Plan, under the terms and limits of items "k" and "l" of Article 17 of these Bylaws, shall be deducted;

(iii)	the remaining profits will be allocated as follows:

(a)	five percent (5%) for the legal reserve fund until it reaches twenty percent (20%) of the capital stock;

(b)	amounts intended for the constitution of a contingency reserve, if resolved by the General Meeting;

(c)	twenty-five percent (25%) for the payment of the mandatory dividend, in accordance with Paragraph 1 below of these Bylaws.

(d)	the profit not used to constitute the reserve under the Paragraph 2 of this Article, nor retained pursuant to Article 196 of Law 6,404/76, shall be distributed as additional dividend.

Paragraph 1 - The mandatory dividend will be calculated and paid according to the following standards:

(a)	the tax basis of the dividend will be the net profit of the fiscal year, less the amounts allocated to the creation of legal reserve and reserves for contingencies, plus the reversal of the reserves of contingencies formed in previous fiscal years;

(b)	the payment of the dividend determined under the terms of the previous item may be limited to the amount of the net profit of the fiscal year that has been realized under the terms of the law, provided that the difference is registered as a reserve of profits to be realized; and

(c)	the profits recorded in the reserve of profits to be realized, when realized and if they have not been absorbed by losses in subsequent fiscal years, must be added to the first dividend declared after the realization.

Paragraph 2 - An Expansion Reserve is created, which will have the purpose of ensuring resources to finance additional fixed and current capital investments and will be formed with up to 100% of the net income remaining after the allocations dealt with in lines “a”, “b”, and “c” of item (iii), and the total of this reserve may not exceed the amount of the Company’s capital stock.

Paragraph 3 - The Company may distribute, if authorized by the Board of Directors, interim dividends, to be approved by the General Meeting.

Paragraph 4 - The Company may, by resolution of the Board of Directors and as approved by the General Meeting, pay or credit interest on equity calculated on the Net Equity accounts, observing the rate and limits provided for by law.

ARTICLE 33 - The amount of dividends and/or interest on equity will be made available to stockholders within the period to be resolved by the Board of Directors or General Meeting, and may be monetarily restated, as determined by the Board of Directors, subject to the applicable legal provisions.

CHAPTER VIII

LIQUIDATION

ARTICLE 34 - The Company will be liquidated in the legal cases, and the General Meeting will be responsible for establishing the manner of liquidation, electing the liquidator and the Fiscal Council that will operate during the liquidation, determining their remuneration.

CHAPTER IX

DISPOSAL OF CONTROLLING INTERESTS

ARTICLE 35 - The direct or indirect disposal of the Company’s controlling interests, whether by means of a single operation or by successive operations, must be contracted under the condition that the purchaser of controlling interests undertakes to make a public offering for the acquisition of stocks subject to the stocks issued by the Company held by the other stockholders, with the due regard to the conditions and terms provided for in the legislation and in the regulations in force and in the Novo Mercado Regulations, so as to ensure them equal treatment to that given to the seller.

CHAPTER X

ACQUISITION OF A SIGNIFICANT STAKE IN THE COMPANY

ARTICLE 36 - Any person, shareholder or Group of Shareholders that acquires or becomes a holder, through a single transaction or through successive transactions (“Acquiring Shareholder”): (a) of a direct or indirect interest equal to or greater than 25% (twenty-five percent) of the total shares issued by the Company, excluding treasury shares; or (b) of any other rights of shareholders, including beneficial ownership or trust, over shares issued by the Company that represent a percentage equal to or greater than 25% (twenty-five percent) of the total shares issued by the Company, excluding treasury shares ("Relevant Interest"), must make a public offer for the acquisition of all the shares issued by the Company (i.e., a takeover bid, known in Portuguese as 'OPA') or request a registration with CVM and B3, as the case may be, within a maximum period of 30 (thirty) days from the date of the last transaction that resulted in achieving the level a a Relevant Interest, with the following minimum requirements, observing the provisions of the applicable CVM standards, the B3 regulations and the terms of this Article ("takeover bid" or "OPA"):

I. be forwarded indistinctively to all the Company’s stockholders for the acquisition of all the stocks issued by the Company;

II. the price offered must correspond to at least the highest value between: (i) the Economic Value determined in an appraisal report; (ii) the highest price paid by the Acquiring Stockholder in the twelve (12) months prior to the acquisition of the Relevant Holding; and (iii) 125% of the weighted average unit price of the Company’s stocks during the period of one hundred and twenty (120) trading sessions prior to the Public Offering of Stocks; and

III. be carried out in an auction to be held at B3.

Paragraph 1 - The execution of the OPA takeover bid referred to in the caption of this Article shall not exclude the possibility of another person or stockholder, formulating a concurrent OPA takeover bid, under the applicable regulation.

Paragraph 2 - The obligations contained in Article 254-A of Law 6,404/76 and in Article 35 of these Bylaws do not exclude the Acquiring Stockholder from complying with the obligations contained in this Article.

Paragraph 3 - The Acquiring Stockholder shall be obliged to meet any ordinary requests or the requirements of CVM and B3 relating to the OPA takeover bid, within the maximum terms as set forth in the applicable regulation.

Paragraph 4 - The obligation to carry out an OPA takeover bid under the terms of this Article 36 does not apply in the event that a person, shareholder or Group of Shareholders becomes the holder of shares issued by the Company if the achieved Relevant Participation results from: (a) corporate merger or acquisition of shares involving the Company, (b) in the case of acquisition, through a private capital increase or subscription of shares carried out in a primary offering by those who have preemptive rights or, in the case of acquisition, through a private capital increase or subscription of shares carried out in a primary offer, due to the fact that the amount was not fully subscribed by those who have the preemptive right or who did not have a sufficient number of interested parties in the corresponding distribution; and (c) in the case of public offerings for the distribution of shares (including public offers with restricted placement efforts).

Paragraph 5 - For the purposes of calculating the percentage of Relevant Holding, involuntary shareholding increases resulting from the cancellation of treasury stocks, the repurchase of stocks or the reduction of the Company’s capital stock with the cancellation of stocks will not be computed.

Paragraph 6 - For the purposes of the provisions in this Article 36, the following terms shall have the meanings defined below:

“Group of Stockholders” means a group of people: (i) bound by a voting agreement (including, without limitation, any individual, company or organization, investment fund, joint ownership, securities portfolio, universality of rights, or other form of organization that is residing, domiciled or headquartered in Brazil or abroad), either directly or through controlled, controlling or jointly controlled companies; or (ii) among which there is a controlling relationship; or (iii) under common control; or (iv) that act representing a common interest. Examples of persons representing a common interest include: (a) a person holding, directly or indirectly, an equity interest equal to or greater than fifteen percent (15%) of the capital stock of the other person; and (b) two persons having a third common investor that holds, directly or indirectly, an equity interest equal to or greater than fifteen percent (15%) of the capital stock of each of the two persons. Any joint ventures, investment funds or clubs, foundations, associations, trusts, joint-ownerships, cooperatives, consortiums, securities portfolios, universality of rights, or any other forms of organization or undertaking, appointed in Brazil or abroad, will be considered part of a same Group of Stockholders, whenever two or more among such entities are: (c) administered or managed by the same legal entity or by parties related to the same legal entity; or (d) have in common the majority of their managers, provided that, in the case of investment funds with a common manager, only those whose decision on the exercise of votes in General Meetings, under the terms of the respective regulations, is the responsibility of the manager, on a discretionary basis, shall be considered as members of a Group of Stockholders.

“Economic Value” means the value of the Company and its stocks that may be determined by a first-tier financial institution with operations in Brazil, by using the discounted cash flow method.

ARTICLE 37 - The OPA takeover bid referred to in Article 36 above may be waived by the General Meeting subject to the provisions below.

Paragraph 1 - The General Meeting must be established on first call with the presence of shareholders representing at least two thirds (2/3) of the total outstanding shares.

Paragraph 2 - If the quorum of Paragraph 1 is not reached, the General Meeting may be established on second call, with the presence of any number of shareholders holding outstanding shares.

Paragraph 3 - The decision on the waiver of the public offering of shares must take place by the majority of the votes of the shareholders holding outstanding shares present at the General Meeting, excluding the votes of the Acquiring Shareholder.

CHAPTER XI

FINAL PROVISIONS

ARTICLE 38 - The Company, its shareholders, management members, and members of the Fiscal Council, both acting and deputy members, if any, hereby undertake to settle through arbitration, at the Market Arbitration Chamber ("Câmara de Arbitragem do Mercado"), according to its regulation, any dispute that may arise between them, related to or arising from their status as issuer, shareholders, managers and members of the Fiscal Council (advisory board), especially those arising from the provisions set forth in Law No. 6,385 of Dec. 7, 1976, Law No. 6,404/1976, the Company's Bylaws, the National Monetary Council, the Central Bank of Brazil and the Securities and Exchange Commission (CVM), as well as other standards applicable to the operation of the securities exchange market in general, in addition to those contained in the 'Novo Mercado' Regulation, other B3 regulations, and the Novo Mercado Listing Agreement.

ARTICLE 39 - The Company shall indemnify and hold harmless its managers, members of statutory committees, fiscal council members and other employees who hold the position or management function in the Company, in the event of any damage or loss actually suffered by such persons by virtue of the regular exercise of their functions in the Company, even if the beneficiary no longer holds the position or function for which he was elected or exercised in the Company and/or any of its subsidiaries or affiliates ("Beneficiaries”).

Paragraph 1 - The indemnity shall only be due after the use and only in supplemental character to any civil liability insurance coverage granted by the Company and/or any of its controlled or affiliated companies (“D&O Insurance”). The payments to be made by the Company shall correspond to the excess of the amount covered by the D&O Insurance and observed the limits provided in the indemnity agreement to be entered into between the Company and the Beneficiary, as referred to in Paragraph 4 below (“Indemnity Agreement”).

Paragraph 2 - The Indemnity Agreement may establish exception situations in which the Company makes advances to the Beneficiaries, provided that the payment of such advances is previously approved by the Board of Directors and the D&O Insurance is activated before the payment of the advance by the Company.

Paragraph 3 - Without prejudice to other situations provided for in the Indemnity Agreement, acts performed outside the exercise of the Beneficiaries’ duties that are not in compliance with the applicable legislation, regulations, or administrative decisions, the Bylaws, and the policies and codes, performed outside the normal course of business, with bad faith, willful misconduct, gross negligence or fraud, in their own interest or in the interest of third parties or in prejudice to the corporate interest, will not be subject to indemnity. If any Beneficiary is convicted, by a final and non-appealable court decision, or a final decision of any regulatory or governmental body or agency having jurisdiction, due to an act not subject to indemnity, he/she shall reimburse the Company for all costs and expenses that have been effectively paid or, as the case may be, anticipated to the Beneficiary, as a result of the obligation undertaken under the caption of this Article, under the provisions of the Indemnity Agreement.

Paragraph 4 - The conditions of the indemnity under this Article shall guarantee the independence of decisions and ensure the best interest of the Company and shall be determined in the Indemnity Agreement to be approved by the Board of Directors and entered into between the Company and each of the Beneficiaries.

ARTICLE 40 - The amounts in US dollars mentioned in these Bylaws shall be used only as a reference basis for monetary restatement and shall be converted into Brazilian Real at the closing selling exchange rate for US dollars as disclosed by the Central Bank of Brazil.

ARTICLE 41 - Those matters not expressly covered herein shall be settled pursuant to the laws and regulations in force, including the New Market Regulation.

***

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: May 13, 2024	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Rafael Sirotsky Russowsky
	Name:	Rafael Sirotsky Russowsky
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.